The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MARCH 6, 2015

Citigroup Inc.	March , 2015 Medium-Term Senior Notes, Series G Pricing Supplement No. 2015-CMTNG0423 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302
h
Floating Rate Notes Linked to the 10-Year Constant Maturity Swap Rate Due March     , 2025
The notes will bear interest during each quarterly interest period at a variable rate per annum equal to (i) the multiplier of 1.05 to 1.10 (to be determined on the pricing date) times (ii) the 10-year Constant Maturity Swap Rate (“CMS10”) on the interest determination date for that interest period. CMS10 is one market-accepted indicator of medium-to-longer term interest rates. The notes are designed for investors who seek floating interest payments linked to CMS10. The notes are senior unsecured debt obligations of Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Inc.
KEY TERMS
Issuer:	Citigroup Inc.
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per note
Pricing date:	March , 2015 (expected to be March 25, 2015)
Issue date:	March , 2015 (three business days after the pricing date)
Maturity date:
March     , 2025 (expected to be March 30, 2025). If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

Payment at maturity:	$1,000 per note plus accrued and unpaid interest
Interest:
On each interest payment date, you will receive an interest payment at a per annum rate equal to (i) the multiplier of 1.05 to 1.10 (to be determined on the pricing date) times (ii) CMS10 on the interest determination date for that interest period.  The amount of interest you receive on each interest payment date for each note you hold will be equal to (i) $1,000 times the applicable interest rate per annum divided by (ii) 4.

CMS10:
On any interest determination date, the 10-year Constant Maturity Swap Rate, as published on Reuters page “ISDAFIX1” at 11:00 am (New York time) on that date of determination. See “General Information—Determination of CMS10” below for further information.

Interest determination date:	For each quarterly interest period, the second business day prior to the first day of that interest period.
Multiplier:	1.05 to 1.10 (to be determined on the pricing date)
Interest period:	Each three-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:
Interest on the notes is payable quarterly on the      day of each March, June, September and December (expected to be the 30th day of each March, June, September and December), beginning on June     , 2015 (expected to be June 30, 2015) and ending on the maturity date. If any interest payment date is not a business day, then the payment required to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if it had been made on that interest payment date.  No additional interest will accrue as a result of delayed payment.

Day count convention:	30/360 Unadjusted
CUSIP / ISIN:	1730T06G9 / US1730T06G91
Listing:	The notes will not be listed on any securities exchange and accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer acting as principal.
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee(3)(4)	Proceeds to issuer(4)
Per note:	$1,000	$10	$990
Total:	$	$	$

(1) Citigroup Inc. currently expects that the estimated value of the notes on the pricing date will be at least $980.00 per note, which will be less than the issue price.  The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance.  See “Valuation of the Notes” in this pricing supplement.

(2) The issue price for investors purchasing the notes in fee-based advisory accounts will be $990.00 per note, assuming no custodial fee is charged by a selected dealer, and up to $995.00, assuming the maximum custodial fee is charged by a selected dealer. See “General Information—Fees and selling concessions” in this pricing supplement.

(3) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $10.00 for each note sold in this offering (or up to $5.00 for each note sold to fee-based advisory accounts). Selected dealers not affiliated with CGMI will receive a selling concession of up to $10.00 for each note they sell other than to fee-based advisory accounts. CGMI will pay selected dealers not affiliated with CGMI, which may include dealers acting as custodians, a variable selling concession of up to $5.00 for each note they sell to fee-based advisory accounts. See “General Information—Fees and selling concessions” in this pricing supplement.

(4) The per note proceeds to issuer above represent the minimum per note proceeds to issuer, assuming the maximum per note underwriting fee.  For more information on the distribution of the notes, see “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional fixed-rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus, which may be accessed via the hyperlink below.

Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Floating Rate Notes Linked to the 10-Year Constant Maturity Swap Rate Due March , 2025

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

▪
The amount of interest payable on the notes will vary and may be nothing. The rate at which the notes will bear interest during each quarterly interest period will depend on CMS10 on the interest determination date for that interest period. As a result, the interest payable on the notes will vary with fluctuations in CMS10.  It is impossible to predict whether CMS10 will rise or fall or the amount of interest payable on the notes.  There is no minimum interest rate on the notes.  You may receive no interest for extended periods of time or even throughout the entire term of the notes.

▪
An investment in the notes may be more risky than an investment in notes with a shorter term.  The notes have a term of ten years. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in market interest rates than if you purchased a note with a shorter term. In particular, if the level of CMS10 does not increase from its current level, you may be holding a long-dated security that pays an interest rate that is less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

▪
The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Inc.  If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness.  Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

▪
You will be entitled to receive the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. Because the value of the notes may fluctuate, if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the stated principal amount.

▪
The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity.  Accordingly, an investor must be prepared to hold the notes until maturity.

▪
The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪
The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of CMS10 and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪
The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this pricing supplement were based on our secondary market rate,

March 2015	PS-2

Citigroup Inc.
Floating Rate Notes Linked to the 10-Year Constant Maturity Swap Rate Due March , 2025

rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt notes, and our liquidity needs and preferences. Our internal funding rate is not the same as the rate at which interest is payable on the notes.

▪
The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor.  Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪
The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of CMS10, interest and yield rates in the market generally, the time remaining to maturity of the notes and our creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪
Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪
The way CMS10 is calculated may change in the future, which could adversely affect the value of the notes. The publisher of CMS10 may change the method by which it calculates CMS10. Changes in the way CMS10 is calculated could reduce the level of CMS10, which could reduce the amount of one or more interest payments to you and the value of your notes.

▪
The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citibank, N.A., the calculation agent for the notes, is an affiliate of ours.  As calculation agent, Citibank, N.A. will determine, among other things, each CMS10 level and will calculate the related interest rate and payment to you on each interest payment date. Any of these determinations or calculations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of the level of CMS10 in the event of the unavailability of the level of CMS10, may adversely affect the amount of one or more interest payments to you.

General Information
Additional information:
The description of the notes in this pricing supplement supplements, and, to the extent inconsistent with, replaces the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.  The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement.
The notes are senior unsecured debt securities issued by Citigroup Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus.  The notes will constitute part of the senior debt of Citigroup Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.
Regular record date:
Interest will be payable on each interest payment date to the holders of record of the notes at the close of business on the business day immediately preceding the relevant interest payment date, except that the final interest payment will be made to the persons who hold the notes on the maturity date.

Determination of CMS10:
CMS10 will equal the 10-year Constant Maturity Swap Rate, as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable interest determination date.  The 10-year Constant Maturity Swap Rate measures the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a term of 10 years.

If a rate for CMS10 is not published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) on any interest determination date, then the calculation agent will determine the applicable rate on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 am, New York time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity, commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to U.S.

March 2015	PS-3

Citigroup Inc.
Floating Rate Notes Linked to the 10-Year Constant Maturity Swap Rate Due March , 2025

dollar LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the reference banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the applicable rate will be determined by the calculation agent in good faith and using its reasonable judgment.

U.S. federal income tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes.  Under this treatment, if you are a U.S. Holder (as defined in the accompanying prospectus supplement), stated interest on the notes will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting.  Upon the sale or other taxable disposition of a note, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and your adjusted tax basis in the note.  Your adjusted tax basis in a note generally will equal the amount you paid to acquire the note. Such gain or loss generally will be long-term capital gain or loss if you held the note for more than one year at the time of disposition.

Subject to the discussion in the accompanying prospectus supplement regarding “FATCA,” under current law, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement), you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or with respect to the notes if you comply with the applicable certification requirements.  Special rules apply if (i) your income on the notes is effectively connected with the conduct of a U.S. trade or business or (ii) you are an individual present in the United States for 183 days or more in a taxable year.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Fees and selling concessions:
CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $10.00 for each note sold in this offering (or up to $5.00 for each note sold to fee-based advisory accounts). The actual underwriting fee will be equal to $10.00 for each note sold by CGMI directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. CGMI will pay selected dealers not affiliated with CGMI a selling concession of up to $10.00 for each note they sell to accounts other than fee-based advisory accounts. CGMI will pay selected dealers not affiliated with CGMI, which may include dealers acting as custodians, a variable selling concession of up to $5.00 for each note they sell to fee-based advisory accounts.

Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Global Selling Agency Agreement dated November 13, 2013 among Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price,” and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Inc. Accordingly, the offering of the notes will conform with the

March 2015	PS-4

Citigroup Inc.
Floating Rate Notes Linked to the 10-Year Constant Maturity Swap Rate Due March , 2025

requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution” in the accompanying prospectus supplement for more information.
Calculation agent:
Citibank, N.A., an affiliate of Citigroup Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Historical Information on CMS10

The following graph shows the published daily rate for CMS10 in the period from January 3, 2005 through March 4, 2015.  The historical CMS10 should not be taken as an indication of the future performance of CMS10.  Any historical upward or downward trend in CMS10 during any period set forth below is not an indication that CMS10 is more or less likely to increase or decrease at any time during the term of the notes.  The rate for CMS10 on March 4, 2015 was 2.243% per annum.

Historical CMS10 January 3, 2005 to March 4, 2015

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

March 2015	PS-5

Citigroup Inc.
Floating Rate Notes Linked to the 10-Year Constant Maturity Swap Rate Due March , 2025

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.”

© 2015 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

March 2015	PS-6